
Imperial
Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714


06016138

August 11, 2006

SUPPL

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news releases issued August 11, 2006, along with an accompanying Material Change Report, and a copy of the Company's Second Quarter Report.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

#82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Announces Normal Course Issuer Bid

Vancouver (August 11, 2006) - **Imperial Metals Corporation (III-TSX)** announces that the Toronto Stock Exchange (the "TSX") has accepted for filing the Company's Notice for its normal course issuer bid (the "Bid") to be transacted through the facilities of the TSX.

Pursuant to the Bid, the Company may purchase up to 1,499,799 common shares, which represents approximately 5% of the total 29,995,582 common shares issued and outstanding as of July 25, 2006. Purchases will be made, at the discretion of the Company at prevailing market prices, commencing August 15, 2006 and ending August 14, 2007. The Company intends to hold all shares acquired under the Bid for cancellation. The funding for any purchase pursuant to the Bid will be financed out of working capital of the Company.

The Board of Directors believes the underlying value of Imperial may not be reflected in the current market price of Imperial's common shares, and the Board has determined the Bid is in the best interest of the Company and its shareholders. Since listing on the TSX in April 2002, Imperial has not repurchased any of its outstanding common shares.

A copy of the Company's Notice filed with the TSX may be obtained, by any shareholder without charge, by contacting the Chief Financial Officer.

Imperial is a mine development and operating mining company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine (50% interest) in northern British Columbia, and the development stage Sterling gold mine (100% interest) in southwest Nevada.

Contact Information: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer")

Item 2. Date of Material Change

August 11, 2006

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on August 11, 2006 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer reported the Toronto Stock Exchange (the "TSX") has accepted for filing the Company's Notice for its normal course issuer bid (the "Bid") to be transacted through the facilities of the TSX.

Item 5. Full Description of Material Change

The Issuer reported the Toronto Stock Exchange (the "TSX") has accepted for filing the Company's Notice for its normal course issuer bid (the "Bid") to be transacted through the facilities of the TSX.

Pursuant to the Bid, the Company may purchase up to 1,499,799 common shares, which represents approximately 5% of the total 29,995,582 common shares issued and outstanding as of July 25, 2006. Purchases will be made, at the discretion of the Company at prevailing market prices, commencing August 15, 2006 and ending August 14, 2007. The Company intends to hold all shares acquired under the Bid for cancellation. The funding for any purchase pursuant to the Bid will be financed out of working capital of the Company.

The Board of Directors believes the underlying value of Imperial may not be reflected in the current market price of Imperial's common shares, and the Board has determined the Bid is in the best interest of the Company and its shareholders. Since listing on the TSX in April 2002, Imperial has not repurchased any of its outstanding common shares.

A copy of the Company's Notice filed with the TSX may be obtained, by any shareholder without charge, by contacting the Chief Financial Officer.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. Date of Report

Dated August 11, 2006.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer


Imperial
Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Announces Normal Course Issuer Bid

Vancouver (August 11, 2006) - **Imperial Metals Corporation (III-TSX)** announces that the Toronto Stock Exchange (the "TSX") has accepted for filing the Company's Notice for its normal course issuer bid (the "Bid") to be transacted through the facilities of the TSX.

Pursuant to the Bid, the Company may purchase up to 1,499,799 common shares, which represents approximately 5% of the total 29,995,582 common shares issued and outstanding as of July 25, 2006. Purchases will be made, at the discretion of the Company at prevailing market prices, commencing August 15, 2006 and ending August 14, 2007. The Company intends to hold all shares acquired under the Bid for cancellation. The funding for any purchase pursuant to the Bid will be financed out of working capital of the Company.

The Board of Directors believes the underlying value of Imperial may not be reflected in the current market price of Imperial's common shares, and the Board has determined the Bid is in the best interest of the Company and its shareholders. Since listing on the TSX in April 2002, Imperial has not repurchased any of its outstanding common shares.

A copy of the Company's Notice filed with the TSX may be obtained, by any shareholder without charge, by contacting the Chief Financial Officer.

Imperial is a mine development and operating mining company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine (50% interest) in northern British Columbia, and the development stage Sterling gold mine (100% interest) in southwest Nevada.

Contact Information: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com


Imperial
Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports Results for the Second Quarter 2006

Vancouver (August 11, 2006) - **Imperial Metals Corporation (III:TSX)** reports record net income of $26.6 million ($0.89 per share) in the June 2006 quarter compared to net income of $2.3 million ($0.08 per share) in the June 2005 quarter.

Mineral sales revenues were $81.1 million in the June 2006 quarter. There were no mineral sales revenues in the comparative June 2005 quarter. Mineral sales revenues were substantially higher in the June 2006 quarter compared to the March 2006 quarter due to increased copper, gold and silver prices, and increased shipments from Mount Polley, which resumed operations in March 2005 following a three year suspension.

Equity income from the Huckleberry mine was also higher at $16.9 million compared to $3.3 million in the comparative quarter.

Cash flow increased to $13.2 million in the June 2006 quarter compared to $1.1 million applied to operations in the June 2005 quarter.

Subsequent to the end of the quarter, the Company repaid a $14.5 million Line of Credit Facility that was used to cover working capital needs during the restart of operations at Mount Polley.

Imperial's comparative financial results for the three and six months ended June 30, 2006 and June 30, 2005 are summarized below and discussed in detail in the Management's Discussion and Analysis, contained within the Second Quarter Report, which is available on the Company's website *www.imperialmetals.com* and on SEDAR *www.sedar.com.*

	Three Months Ended		*Six Months Ended*	
(unaudited) in thousands except per share amounts	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(000's)	*(000's)*	*(000's)*	*(000's)*
Revenues	$81,318	$134	$108,633	$180
Operating Income (Loss)	$41,907	$(1,537)	$48,465	$(2,887)
Net Income (Loss)	$26,565	$2,347	$27,225	$6,294
Net Income (Loss) Per Share	$0.89	$0.08	$0.93	$0.22
Cash Flow (1)	$13,235	$(1,092)	$15,211	$(2,237)
Cash Flow Per Share (1)	$0.44	$(0.04)	$0.52	$(0.08)

(1) Cash flow and Cash Flow Per Share are measures used by the Company to evaluate its performance; however, they are not terms recognized under generally accepted accounting principles. Cash Flow is defined as cash flow from operations before net change in working capital balances and Cash Flow Per Share is the same measure divided by the weighted average number of common shares outstanding during the period.

Imperial is a mine development and operating mining company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine (50% interest) in northern British Columbia, and the development stage Sterling gold mine (100% interest) in southwest Nevada.

Contact Information: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com



Second Quarter Report
June 30, 2006

2006 SECOND QUARTER REPORT

TO OUR SHAREHOLDERS

Record net income of $26.6 million ($0.89 per share) was achieved in the June 2006 quarter compared to net income of $2.3 million ($0.08 per share) in the June 2005 quarter.

Mineral sales revenues were $81.1 million in the June 2006 quarter. There were no mineral sales revenues in the June 2005 comparative quarter. Mineral sales revenues were substantially higher in the second quarter of 2006 compared to the first quarter of 2006 due to increased copper, gold and silver prices, and increased shipments from Mount Polley, which resumed operations in March 2005 following a three year suspension.

Equity income from the Huckleberry mine was also higher at $16.9 million compared to $3.3 million in the comparative quarter.

Cash flow increased to $13.2 million in the June 2006 quarter compared to $1.1 million applied to operations in the June 2005 quarter.

Subsequent to the end of the quarter, the Company repaid a $14.5 million line of credit facility that was used to cover working capital needs during the restart of operations at Mount Polley.

Imperial's comparative financial results for the three and six months ended June 30, 2006 and June 30, 2005 are summarized below and discussed in detail in the Management's Discussion and Analysis.

	Three Months Ended		*Six Months Ended*	
(unaudited) in thousands except per share amounts	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(000's)	*(000's)*	*(000's)*	*(000's)*
Revenues	$81,318	$134	$108,633	$180
Operating Income (Loss)	$41,907	$(1,537)	$48,465	$(2,887)
Net Income (Loss)	$26,565	$2,347	$27,225	$6,294
Net Income (Loss) Per Share	$0.89	$0.08	$0.93	$0.22
Cash Flow (1)	$13,235	$(1,092)	$15,211	$(2,237)
Cash Flow Per Share (1)	$0.44	$(0.04)	$0.52	$(0.08)

(1) Cash flow and Cash Flow Per Share are measures used by the Company to evaluate its performance; however, they are not terms recognized under generally accepted accounting principles. Cash Flow is defined as cash flow from operations before net change in working capital balances and Cash Flow Per Share is the same measure divided by the weighted average number of common shares outstanding during the period.

Mount Polley Mine

Mine Production *(unaudited)*	Three Months Ended June 30, 2006	March 30, 2006
Ore milled (tonnes)	1,675,833	1,532,260
Ore milled per calendar day (tonnes)	18,416	17,025
Grade % - Copper	0.433	0.412
Grade g/t - Gold	0.270	0.249
Recovery % – Copper	84.49	82.07
Recovery % – Gold	69.46	65.72
Copper produced (lbs)	13,523,988	11,421,180
Gold produced (oz)	10,104	8,076
Silver produced (oz)	99,353	89,687

Ore milled per calendar day during the June 2006 quarter increased to 18,416 tonnes from 17,025 tonnes in the first quarter. The rate, which is still lower than the target of 20,000 per day, is improving each quarter as the throughput continues to increase towards achieving the target.

Two of the three P&H 21000 shovels are now in the Wight Pit and are both working to strip waste and open up additional high grade tonnes for delivery to the mill. Metal recoveries continue to improve and in July 2006 both copper and gold recoveries of 86.7% and 72% respectively, were the highest achieved to date.

Copper production was less than budget for the first six months of the year at about 25 million pounds. Three factors led to the reduction: lower head grades, lower mill throughput and lower metal copper recovery. However, we plan to be much closer to our planned rate of copper production of 35 million pounds in the second half of the year as more Wight Pit ore is milled and mill throughput and recoveries continue to improve.

Imperial owns 100% of the Mount Polley open pit copper/gold mine which is located 56 kilometres northeast of Williams Lake, British Columbia.

Huckleberry Mine

Mine Production (100% - Imperial owns 50%) *(unaudited)*	Six Months Ended June 30, 2006	June 30, 2005
Ore milled (tonnes)	3,360,000	3,587,800
Ore milled per calendar day (tonnes)	18,564	19,822
Ore milled per operating day (tonnes)	19,817	21,782
Grade (%) – Copper	0.540	0.555
Grade (%) – Molybdenum	0.013	0.014
Recovery (%) – Copper	86.3	87.8
Recovery (%) – Molybdenum	18.0	22.5
Copper produced (lbs)	34,551,000	38,532,000
Molybdenum produced (lbs)	177,853	245,996

The Company owns 50% of the shares of Huckleberry Mines Ltd., the owner and operator of the Huckleberry mine. Provided copper prices remain at current levels, Huckleberry should generate sufficient cash to repay its debt by the end of 2006. With the addition of the Main Zone pit extension extending the mine life until 2010, Huckleberry is poised to provide its shareholders with a number of years of earnings.

Huckleberry open pit copper/molybdenum mine is located 123 kilometres southwest of Houston, British Columbia.

Exploration

With an expanded land base, ongoing exploration at Mount Polley will consist of identifying additional mineralized zones and expanding already identified zones. Encouraging results have been received from the C2 and Boundary zones. Drilling will continue in these zones and other targets on the property.

Exploration at Huckleberry included a 12 hole diamond drilling program that commenced in April 2006 at the Main Zone Extension. Results provided additional information for the re-evaluation of mining this zone and, coupled with the higher copper prices, improved the economics of this zone such that in July 2006 the Board of Huckleberry announced it had approved management's recommendation to proceed with the extension of the Main Zone pit.

Exploration at Sterling was initiated in the quarter with VLF surveys, geological mapping and sampling, and preparation of drill roads. Exploration drilling on a number of interesting targets is expected to commence in the third quarter followed by construction of a ramp to access the 144 Zone.

Outlook

The sustained increase in metal prices, especially copper, has enabled Imperial to record its most profitable quarter in the Company's history, with net income of over $26 million. While the Company continues to undertake copper hedging to provide a floor price for some of its copper production, it has no hedge programs in place for the other metals that it produces.

At current metal prices, the 50% owned Huckleberry mine will continue to make a strong contribution to Imperial's financial results. The recent approval of the Main Zone expansion project will extend mine life at Huckleberry to 2010.

Ongoing exploration drilling at Mount Polley continues to generate encouraging results. Of note this quarter, drilling in the C2 Zone has outlined sufficient resources to proceed with a pit design and mine plan for this zone.

With continued strong metal prices, cash flow from operations will be sufficient to fund planned capital expenditures and mineral exploration programs. These include the Main Zone expansion at Huckleberry, ongoing exploration and development at Mount Polley, and the surface and underground exploration and development program at the 100% owned Sterling property near Beatty, Nevada.



Brian Kynoch
President

MANAGEMENT'S DISCUSSION & ANALYSIS

Overview

Mineral sales revenues were $81.1 million in the June 2006 quarter. Revenue is recognized at the point of title transfer, which usually takes place upon shipment to smelter. Although the Mount Polley mine commenced operations on March 8, 2005, no revenues were recorded until the September 2005 quarter when concentrate shipments began.

Mineral sales revenues were higher in the second quarter of 2006 compared to the first quarter of 2006 due to the timing of concentrate shipments which is dependant on the availability and scheduling of ocean or rail transportation and as a result of the much higher copper price realized during the June 2006 quarter. Copper quantity sold in the June 2006 quarter was similar to that sold in the December 2005 quarter and slightly more than double the amount sold in the March 2006 quarter. Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business with either production exceeding shipments, as was the case in the first quarter, or vice versa, as was the case in the current quarter.

Operating income for the three months ended June 30, 2006 increased to $41.9 million from an operating loss of $1.5 million in the June 2005 quarter. Equity income from the Huckleberry mine was also higher at $16.9 million compared to $3.3 million in the comparative quarter. Equity income increased due to higher metal prices on lower sales volumes and a one time future income tax recovery. There was no future income tax expense or recovery in the June 2005 quarter as no future income tax asset had been recorded at that time.

Cash flow increased to $13.2 million in the June 2006 quarter compared to $1.1 million applied to operations in 2005. The $14.3 million improvement is the result of positive cash flow generated from resumption of operations at the Mount Polley mine. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Capital expenditures were $4.3 million, down significantly from $25.1 million in the previous year's quarter when the capital expenditure program associated with the restart of Mount Polley mine operations was still in progress.

Expenditures in the June 2006 quarter were financed from cash flow from the Mount Polley mine and cash on hand at March 31, 2006. At June 30, 2006 the Company had $2.0 million in cash and cash equivalents. Subsequent to June 30, 2006 the Company repaid the $14.5 million line of credit facility and the US$3.1 million credit facilities from a Related Party.

Derivative Instruments

The Company has not hedged gold, silver or the CDN/US Dollar exchange rate. During the June 2006 quarter the Company recorded $22.9 million in losses on derivative instruments for copper. These losses result from the mark to market valuation of the derivative instruments entered into in prior quarters, and from the additional derivative instruments entered into during the June 2006 quarter. The Company does not use hedge accounting therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

Unrealized losses of $12.7 million at June 30, 2006 represent the decline in fair value of the derivative instruments as a result of the copper price on June 30, 2006 being in excess of the ceiling and forward sale prices of the derivative instruments.

Derivative instruments were first put in place in July and August 2005 to provide cash flow certainty in the post start up phase of operations when debt repayments were highest. Under these contracts the Company sold copper under a zero cost min/max hedging arrangement where the Company participates in price increases up to US$1.65/lb and receives downside price protection of US$1.35/lb. Of the 22.5 million lbs of copper sold under these derivative instruments, 1.9 million lbs of copper settled during the December 2005 quarter, 5.6 million lbs of copper settled during the March 2006 quarter and 12.9 million lbs of copper settled during the June 2006 quarter. Settlement of the remaining 2.1 million lbs of copper in the September 2006 quarter will complete this transaction.

The February/March 2006 hedges, totaling 8.3 million lbs of copper, will settle during the period July to December 2006. Under these contracts the Company participates in price increases up to US$2.60/lb and receives downside price protection of US$1.80/lb.

New hedges entered into in the June 2006 quarter were for the sale of 3.0 million lbs of copper under a zero cost min/max hedging arrangement where the Company participates in price increases up to US$3.30/lb and receives downside price protection of US$2.90/lb.

In July 2006 the Company entered into a number of derivative instruments on a zero cost min/max basis to provide a minimum of US$3.00/lb for 12.3 million lbs of copper for the months of December 2006 to July 2007.

Refer to Notes 10 and 13(a) to the unaudited consolidated financial statements for the three months ended June 30, 2006 for further details.

The Company is obligated to fund the mark to market losses on the derivative instruments in excess of the credit facilities granted to the Company by the dealers. At June 30, 2006 the Company had $19.2 million on deposit with dealers. A portion of these deposits were funded with short term debt. As these hedges settle, and/or if the price of copper declines, funds will be released to the Company providing a source of cash to repay the short term debt.

Forward Looking Statements

This Management Discussion and Analysis is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of August 8, 2006. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Developments During the June 2006 Quarter

General

The quarter ending June 30, 2006 was the fifth full quarter of production from the Mount Polley mine after restart of milling operations on March 8, 2005. Mine operations during the quarter continued to focus on maximizing Wight Pit ore production.

Expenditures and working capital requirements in the June 2006 quarter were financed from cash flow from the Mount Polley mine and short term borrowings against concentrate inventories. Capital expenditures during the quarter were $4.3 million, primarily for tailings dam construction and ongoing exploration at the Mount Polley mine.

Property wide exploration initiatives at Mount Polley aimed at identifying new deposits continued through the quarter. Drilling, which recommenced in January to test the new targets generated from this work, is ongoing with a number of mineralized areas being discovered or expanded.

Funding from the $6.3 million private placement completed in March 2006 will be used for exploration at the 144 Zone and other regional exploration targets at Sterling. Preparations to commence this work was initiated in the June 2006 quarter and work is expected to commence in the third quarter of 2006.

After the end of the June 2006 quarter the Board of Huckleberry announced that it had approved management's recommendation to proceed with the extension of the Main Zone Pit. This will add over two year's life to the Huckleberry operation and will extend production into 2010.

Copper prices were substantially higher in the second quarter of 2006 quarter averaging about US$3.29/lb compared to US$2.24/lb in the first quarter of 2006. The US Dollar continued to weaken versus the CDN Dollar during during the quarter closing weaker at June 30, 2006 compared to March 31, 2006. Even with the decline in the exchange rate the price of copper in CDN Dollar terms was substantially higher averaging $3.69/lb in June 2006 quarter compared to $1.91/lb in same 2005 period. While decreases in the US Dollar/CDN Dollar exchange rate have a negative impact on US Dollar revenues when translated to CDN Dollars, they have a positive impact on US Dollar denominated long term debt payable in CDN Dollars.

The continued strong gain in the CDN Dollar against the US Dollar since early 2004 along with increases in certain costs resulting from changes in market conditions for such items as concentrate treatment and refining costs and the cost of labour, fuel and other consumables, continue impact the profitability of Mount Polley and of resource projects generally. The Company will seek to adopt operating and development strategies that will mitigate the impact of these market conditions.

Exploration

Exploration expenditures at Mount Polley were $0.7 million in the June 2006 quarter compared to $2.6 million in the June 2005 quarter. With the expanded land base, ongoing exploration at Mount Polley will consist of identifying additional mineralized zones and expanding already identified zones. Drilling, which recommenced in January 2006, provided encouraging results from the C2 Zone and Boundary Zone.

Exploration at Huckleberry from a 12 hole diamond drilling program that commenced in April 2006 at the Main Zone Extension provided additional information for the reevaluation of mining this zone and coupled with higher copper price have improved the economics of this zone such that in July 2006 the Board of Huckleberry announced that it had approved management's recommendation to proceed with the extension of the Main Zone Pit.

Preparations for exploration at the 144 Zone and other exploration targets in the vicinity of Sterling were initiated in the quarter. Exploration drilling on a number of interesting targets is expected to commence in the third quarter followed by construction of a ramp to access the 144 Zone.

Huckleberry Mines Ltd.

The financial results of Huckleberry have a significant impact on Imperial. Huckleberry benefited from escalating commodity prices in 2006 on lower sales volumes generating $16.9 million in equity income to the Company in the June 2006 quarter compared to equity income of $3.3 million in the June 2005 quarter. The current quarter's equity income included a one time $5.0 million future income tax recovery. Note 3 to the unaudited consolidated interim financial statements of the Company discloses the impact of Huckleberry operations on the financial results of Imperial.

The Company owns 50% of the shares of Huckleberry Mines Ltd., the owner and operator of the Huckleberry mine. Provided copper prices remain at current levels, Huckleberry should generate sufficient cash to be able to repay its debt by the end of 2006. With the addition of the Main Zone Pit extension extending the mine life until 2010, Huckleberry is poised to provide its shareholders with a number of years of earnings.

Risk Factors

The risk factors affecting the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2005.

Critical Accounting Policies

The critical accounting policies adopted by the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2005.

Changes in Accounting Policies

No new accounting policies were adopted by the Company in the three months ended June 30, 2006 and the Company is not expected to adopt any new accounting policies in 2006.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2006 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2005

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended June 30, 2006 and the audited consolidated financial statements of the Company for the year ended December 31, 2005.

Financial Results

Overview

Net income in the June 2006 quarter was $26.6 million ($0.89 per share) compared to net income of $2.3 million ($0.08 per share) in the comparative 2005 quarter.

Operating revenues were $81.3 million in the June 2006 quarter compared to $0.1 million in the comparative 2005 quarter.

The higher net income for the Company in the June 2006 quarter was primarily attributable to higher copper prices, more pounds of copper sold and strong equity income from Huckleberry, offset by $22.9 million in losses on financial derivative instruments.

The Company's share of Huckleberry's net income in the June 2006 quarter was $16.9 million compared to $3.3 million in the comparative 2005 quarter. Equity income for the June 2006 quarter included a $1.7 million future income tax recovery. This consisted of a future income tax expense of $3.3 million and a one time $5.0 million future income tax recovery. The 2005 quarter had no deduction of future income tax expense as no future income tax asset had been recorded at that time.

Mount Polley operations, before depletion, depreciation and amortization, and financing charges, contributed $50.8 million to operating income in the June 2006 quarter. Offsetting this was a loss of $22.9 million on derivative instruments due to the increase in the price of copper during the period. Net of derivatives Mount Polley recorded $27.9 million from operations in the June 2006 quarter versus $0.8 million in the first quarter of 2006.

Mineral Production Costs

Mineral production costs, all for the Mount Polley mine, were $30.3 million in the June 2006 quarter compared to nil in 2005 when all costs were inventoried pending sale of the concentrate which commenced in the third quarter of 2005.

Mineral Property Holding Costs

Mineral property holding costs at $0.2 million in the June 2006 quarter were unchanged from $0.2 million in the June 2005 quarter.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense increased to $4.5 million in the June 2006 quarter from $0.1 million in the June 2005 quarter as a result of the resumption of sales from the Mount Polley mine.

General and Administration

General and administration expense was $0.5 million in the June 2006 quarter, up from $0.4 million in the comparable prior year quarter as the result of additional staff and higher compensation costs.

Share Based Compensation

Share based compensation expense increased to $0.5 million in the June 2006 quarter from under $0.1 million in the June 2005 quarter as a result of the options issued in August 2005, January 2006 and May 2006.

Interest Expense on Long Term Debt

Interest expense on long term debt increased to $0.5 million in the 2006 quarter from $0.4 million in the June 2005 quarter due to the loans for acquisition of mobile mine equipment in the June and September 2005 quarters.

Other Interest Expense

Other interest expense increased to $1.3 million in the June 2006 quarter from $0.1 million in the June 2005 quarter. The Company made significant use of short term debt during the June 2006 quarter to fund margin call deposits. Other interest expense also includes interest on short term concentrate advances and the line of credit facility added in the June 2005 quarter.

Interest Accretion on Long Term Debt

Interest accretion was $0.3 million in both the June 2006 and June 2005 quarters.

Amortization of Deferred Financing Charges

The amortization of the deferred financing charges associated with the convertible debentures and the line of credit facility totaled $0.5 million in the June 2006 quarter compared to $0.2 million in the June 2005 quarter when the line of credit facility was only outstanding for a portion of the quarter.

Other Foreign Exchange Gains and Losses

The $0.8 million in foreign exchange losses recorded in the June 2006 quarter is attributable to foreign exchange rate movements on US Dollar denominated cash, accounts receivable and margin call deposits, net of US Dollar denominated short term debt. During the June 2005 quarter foreign exchange gains of $0.2 million were recorded on short term debt.

Unrealized losses on Derivative Instruments

During the quarter ended June 30, 2006 the Company entered into additional hedge contracts for the sale of a total of 3.0 million pounds of copper for the month of October 2006 to protect the Company's cash flow against a decline in the price of copper. The contracts provide that the Company will realize a minimum of US$2.90/lb on the sale of this copper. None of the Company's contracts qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. This resulted in a loss of $22.9 million during the quarter ended June 30, 2006 compared to nil in the comparative 2005 quarter when the Company had no hedge contracts in place. The unrealized losses on the hedge contracts outstanding at June 30, 2006 totaled $12.7 million, and the ultimate gain or loss on these contracts will be determined by the copper prices in the periods when these contracts settle.

Liquidity & Capital Resources

Cash Flow from Operations

Net income in the June 2006 quarter was $26.6 million compared to $2.3 million in the June 2005 quarter. Cash flow increased to $13.2 million in the June 2006 quarter compared to $1.1 million applied to operations in 2005. The $14.3 million improvement is the result of positive cash flow generated from resumption of operations at the Mount Polley mine, net of the losses realized in the quarter on the financial derivative instruments. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At June 30, 2006 the Company had working capital of $4.6 million, a substantial improvement of $16.0 million from the working capital deficiency of $11.4 million at March 31, 2006. This working capital position reflects the financing arrangements made to restart operations which included a $14.5 million line of credit facility that was due on June 30, 2006 and extended during the quarter to December 31, 2006. Subsequent to June 30, 2006 the Company repaid the $14.5 million line of credit facility from cash flow. With the Mount Polley mine in operation at historically high copper prices the mine is generating substantial cash flow which will continue to improve the working capital position of the Company and provide cash for further debt reduction and reinvestment in operations and exploration.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $3.6 million in the June 2006 quarter compared to $22.5 million in 2005. Expenditures in 2005 were all related to the restart of the Mount Polley mine and included the remaining capital costs, tailings dam, concentrate load out facilities, and pit stripping. The 2006 expenditures, primarily for Mount Polley tailings dam construction, were financed from cash flow from operations.

Exploration expenditures were $0.7 million in the June 2006 quarter compared to $2.6 million in the June 2005 quarter when a number of drills were operating on the Mount Polley property. The expenditures in both years were primarily attributable to exploration at Mount Polley.

Debt repayment and working capital requirements for the ensuing year are expected to be met from cash flow generated by Mount Polley. Subsequent to June 30, 2006 the Company exercised the purchase option on certain rented mobile mining equipment. The $3.0 million purchase price was financed via a one year interest free loan payable in equal monthly instalments. The Company currently does not forecast the requirement for any additional long term debt or equity financings during 2006.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2006 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2005

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the six months ended June 30, 2006 and the audited consolidated financial statements of the Company for the year ended December 31, 2005.

Financial Results

Overview

Net income for the six months ended June 2006 was $27.2 million ($0.93 per share) compared to net income of $6.3 million ($0.22 per share) in the comparative 2005 period.

Operating revenues in the six month period ended June 30, 2006 were $108.6 million compared to $0.2 million in the comparative 2005 period.

The higher net income for the Company in the six months ended June 30, 2006 was due to the restart of the Mount Polley mine as no sales from Mount Polley were recorded in the six months ended June 30, 2005. Net income was higher in the January to June 2006 period than in the July to December 2005 period because of higher copper prices, more pounds of copper sold and strong equity income from Huckleberry, offset in part by losses on financial derivative instruments.

The Company's share of Huckleberry's net income in the six months ended June 2006 was $20.9 million compared to $6.7 million in the comparative 2005 quarter. Equity income for the June 2006 period included a $0.4 million future income tax recovery. This consisted of a future income tax expense of $4.6 million and a one time $5.0 million future income tax recovery. The 2005 period had no deduction of future income tax expense as no future income tax asset had been recorded at that time.
Mount Polley operations, before depletion, depreciation and amortization, and financing charges, contributed $62.6 million to operating income in the June 2006 period. Offsetting this was a loss of $33.8 million on derivative instruments due to the increase in the price of copper during the period. Net of derivatives Mount Polley recorded $28.8 million from operations versus nil in the six months ended June 30, 2005 when no sales had been recorded from the Mount Polley mine.

Mineral Production Costs

Mineral production costs, all for the Mount Polley mine, were $45.7 million in the June 2006 period compared to nil in 2005 when all costs were inventoried pending sale of the concentrate which commenced in the third quarter of 2005.

Mineral Property Holding Costs

Mineral property holding costs at $0.4 million in the June 2006 period were down from $0.8 million in the June 2005 period. The reduction is attributable to Mount Polley holding and operating costs which are not included with inventory production costs and are charged to expense on sale of the concentrate.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense increased to $6.6 million in the June 2006 period from $0.1 million in the June 2005 period as a result of the resumption of sales from the Mount Polley mine.

General and Administration

General and administration expense was $1.0 million in the June 2006 period, up from $0.9 million in the 2005 period as the result of additional staff and higher compensation costs.

Share Based Compensation

Share based compensation expense increased to $1.0 million in the June 2006 period from under $0.1 million in the June 2005 period as a result of the options issued in August 2005, January 2006 and May 2006.

Interest Expense on Long Term Debt

Interest expense on long term debt increased to $1.0 million in the 2006 period from $0.5 million in the June 2005 period due to the convertible debentures issued in March 2005 and loans for acquisition of mobile mine equipment in the June and September 2005 quarters.

Other Interest Expense

Other interest expense increased to $2.0 million in the June 2006 period from $0.2 million in the June 2005 period. The Company made significant use of short term debt during the June 2006 period to fund margin call deposits. Other interest expense also includes interest on short term concentrate advances and the line of credit facility added in the June 2005 quarter.

Interest Accretion on Long Term Debt

Interest accretion increased to $0.7 million in the June 2006 period compared to $0.4 million in the June 2005 period resulting from the addition of the convertible debentures in March 2005.

Amortization of Deferred Financing Charges

The amortization of the deferred financing charges associated with the convertible debentures and the line of credit facility totaled $1.0 million in the June 2006 period compared to $0.2 million in the June 2005 period when the line of credit facility was only outstanding for a portion of the period.

Other Foreign Exchange Gains and Losses

The $0.9 million in foreign exchange losses recorded in the June 2006 period is attributable to foreign exchange rate movements on US Dollar denominated cash, accounts receivable and margin call deposits net of US Dollar denominated short term debt. During the June 2005 period foreign exchange gains of $0.2 million were recorded on short term debt.

Unrealized losses on Derivative Instruments

During the six months ended June 30, 2006 the Company entered into hedge contracts for the sale of a total of 12.2 million pounds of copper for the months of July to December 2006 to protect the Company's cash flow against a decline in the price of copper. A total of 3.0 million lbs were sold at a zero cost min/max arrangement whereby the Company will receive a minimum of US$2.90/lb and a maximum of US$3.30/lb for the copper sold and 8.3 million lbs were sold under a zero cost min/max arrangement whereby the company will receive a minimum of US$1.80/lb and a maximum of US$2.60/lb of copper sold. None of the Company's contracts qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. This resulted in a loss of $33.8 million during the six months ended June 30, 2006 compared to nil in the comparative 2005 period when the Company had no hedge contracts in place. The unrealized losses on the hedge contracts outstanding at June 30, 2006 totaled $12.7 million and the ultimate gain or loss on these contracts will be determined by the copper prices in the periods when these contracts settle.

Liquidity & Capital Resources

Cash Flow from Operations

Net income in the six months ended June 30, 2006 was $27.2 million compared to $6.3 million in the six months ended June 30, 2005. Cash flow increased to $15.2 million in the June 2006 period compared to $2.2 million applied to operations in the comparative 2005 period. The $17.4 million improvement is the result of positive cash flow generated from resumption of operations at the Mount Polley mine, net of the losses realized on the financial derivative instruments. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At June 30, 2006 the Company had working capital of $4.6 million, a substantial improvement of $23.5 million from the working capital deficiency of $18.9 million at December 31, 2005. This working capital position reflects the financing arrangements made to restart operations which included a $14.5 million line of credit facility that was due on June 30, 2006 and extended during the June 2006 period to December 31, 2006. Subsequent to June 30, 2006 the Company repaid the $14.5 million line of credit facility from cash flow. With the Mount Polley mine in operation at historically high copper prices the mine is generating substantial cash flow which will continue improve the working capital position of the Company and provide cash for further debt reduction and reinvestments in operations and exploration.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $5.4 million in the June 2006 period compared to $37.5 million in the 2005 period. Expenditures in 2005 were all related to the restart of the Mount Polley mine and included the remaining capital costs, tailings dam, concentrate load out facilities, and pit stripping. The 2006 expenditures, primarily for Mount Polley tailings dam construction and the buyout of haul trucks on rental, was financed from cash flow from operations and from the proceeds received from exercise of warrants and options.

Exploration expenditures were $1.3 million in the June 2006 period compared to $4.8 million in the June 2005 period when a number of drills were operating on the Mount Polley property. The expenditures in both years were primarily attributable to exploration at Mount Polley.

Debt repayment and working capital requirements for the ensuing year are expected to be met from cash flow generated by Mount Polley. Subsequent to June 30, 2006 the Company exercised the purchase option on certain rented mobile mining equipment. The $3.0 million purchase price was financed via a one year interest free loan payable in equal monthly instalments. The Company currently does not forecast the requirement for any additional

long term debt or equity financings during 2006.

Debt and Other Obligations

The Company had the following contractual obligations as of June 30, 2006 [(4)]:

	July-Dec 2006	2007	2008	2009	2010	2011+	Years Ended Total
Long term debt [(1)]	$3,366,000	$6,038,000	$4,625,000	$2,538,000	$583,000	-	$17,150,000
Short term debt	34,770,000	-	-	-	-	-	34,770,000
Convertible Debentures[(2)]	-	-	-	-	18,960,000	-	18,960,000
Operating leases	90,000	165,000	90,000	69,000	12,000	-	426,000
Capital expenditures	-	-	-	-	-	-	-
Other obligations	175,000	275,000	-	-	-	-	450,000
Mineral properties[(3)]	116,000	298,000	248,000	253,000	320,000	297,000	1,532,000
Total	$38,517,000	$6,776,000	$4,963,000	$2,860,000	$19,875,000	$297,000	$73,288,000

(1) Payments shown include interest and deemed interest.
(2) Assumes non conversion of debentures.
(3) Mineral property commitments are payments required to keep the claims or option agreements in good standing. Total for 2011 is for year 2011 requirements only.
(4) Subsequent to June 30, 2006 the Company exercised the purchase option on certain rented mobile equipment. The $3.0 million purchase price was from financed via a one year interest free loan payable in equal monthly instalments.

Debt repayment and working capital requirements for the balance of the year 2006 are expected to be met from cash flow from operations at Mount Polley. Subsequent to June 30, 2006 the Company repaid a significant portion of its short term debt leaving a balance of US$18.0 million in concentrate advances owing at August 8, 2006.

Selected Quarterly Financial Information

				Three Months Ended
	June 30 2006	March 31 2006	December 31 2005	September 30 2005
Total Revenues	$81,317,766	$27,315,078	$43,037,463	$27,859,599
Equity Income from Huckleberry	$16,934,081	$3,985,441	$15,293,054	$7,909,923
Net Income	$26,564,655	$659,947	$9,691,522	$5,583,588
Net Income per share [(1)]	$0.89	$0.02	$0.34	$0.20
Diluted Income per share [(1)]	$0.87	$0.02	$0.34	$0.20
Cash Flow [(2)]	$13,235,299	$1,975,751	$4,751,732	$5,684,263
Cash Flow per share [(2)]	$0.44	$0.07	$0.17	$0.20
Average LME cash settlement copper price/lb in US$	$3.289	$2.243	$1.951	$1.704
Average US/CDN$ exchange rate	1.122	$1.155	$1.173	$1.201
Period end US/CDN$ exchange rate	1.115	$1.167	$1.166	$1.161

				Three Months Ended
	June 30 2005	March 31 2005	December 31 2004	September 30 2004
Total Revenues	$134,213	$45,775	$320,519	$196,915
Equity Income (Loss) from Huckleberry	$3,262,590	$3,461,683	$6,647,956	$2,498,328
Net Income (Loss)	$2,347,305	$3,946,336	$5,855,767	$782,713
Net Income (Loss) per share [(1)]	$0.08	$0.14	$0.21	$0.03
Diluted Income (Loss) per share [(1)]	$0.08	$0.14	$0.21	$0.03
Cash Flow [(2)]	$(1,091,757)	$(1,145,045)	$(514,394)	$(1,482,216)
Cash Flow per share [(2)]	$(0.04)	$(0.04)	$(0.02)	$(0.06)
Average LME cash settlement copper price/lb in US$	$1.537	$1.482	$1.380	$1.293
Average US/CDN$ exchange rate	$1.244	$1.227	$1.221	$1.307
Period end US/CDN$ exchange rate	$1.226	$1.210	$1.204	$1.264

(1) The sum of the quarterly net income per share and cash flow per share does not equal the annual total due to timing of share issuances during the year.

(2) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles and are therefore unlikely to be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period. The Company believes these measures are useful to investors, because they are included in the measures that are used by management in assessing the financial performance of the Company.

Related Party Transactions

During the fourth quarter of 2005 the Company commenced receiving short term advances from Edco Capital Corporation ("Edco"), a company controlled by N. Murray Edwards, a significant shareholder of Imperial. These advances were to assist the Company to meet margin calls on its derivative instruments. At June 30, 2006 a balance of US$3.1 million remained payable and this balance was repaid in July 2006. The advances, which bear interest at 14%, are secured by a guarantee from the Company's wholly owned subsidiary, Mount Polley Mining Corporation.

Other

Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

As of June 30, 2006 the Company had 29,995,582 common shares outstanding and on a diluted basis 35,685,322 common shares outstanding.

Outlook

Operations, Earnings and Cash Flow

Production of concentrate from the Mount Polley mine is expected to increase as the second shovel in the Wight Pit continues to open up higher grade ore for delivery to the mill. However, the quarterly revenues will fluctuate depending on the timing of concentrate sales which is dependant on the availability and scheduling of transportation.

Exploration

Exploration expenditures at Mount Polley are aimed at expanding known deposits and discovering new deposits. In 2006 the Company plans to recommence exploration at its wholly owned Sterling mine property near Beatty, Nevada. The program will include excavation of an underground ramp to access the 144 Zone along with underground and surface drilling. The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Financing

Debt repayment and working capital requirements for the balance of the year 2006 are expected to be met from cash resources on hand at June 30, 2006 of $2.0 million and cash flow from operations at Mount Polley.

CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)

	June 30 2006	December 31 2005
ASSETS		
Current Assets		
Cash and cash equivalents	$2,049,081	$339,450
Marketable securities [market value $579,979 (2005 - $355,174)]	309,914	309,914
Accounts receivable	49,024,358	24,026,147
Inventory (Note 2)	7,353,029	5,158,103
Derivative instrument assets and margin call deposits (Note 10)	19,794,418	8,250,018
Future income taxes (Note 9)	2,639,014	2,674,874
	81,169,814	40,758,506
Investment in Huckleberry Mines Ltd. (Note 3)	32,665,848	11,746,326
Mineral Properties	79,061,418	79,141,191
Future Site Reclamation Deposits	2,346,300	2,231,962
Deferred Financing Costs	411,038	1,409,261
Other Assets	132,337	146,261
	$195,786,755	$135,433,507
LIABILITIES		
Current Liabilities		
Accounts payable and accrued charges	$14,464,129	$14,563,066
Short term debt (Note 4)	34,769,789	30,337,983
Current portion of long term debt (Note 5)	5,899,183	5,581,964
Derivative instrument liabilities (Note 10)	21,470,533	9,161,024
	76,603,634	59,644,037
Long Term Debt (Note 5)	10,292,194	13,216,146
Debt Component of Convertible Debentures (Note 6)	13,629,619	13,719,982
Future Site Reclamation Costs (Note 7)	3,736,929	3,649,434
Future Income Taxes (Note 9)	10,056,886	3,025,122
	114,319,262	93,254,721
SHAREHOLDERS' EQUITY		
Share Capital (Note 8)	41,940,776	29,724,618
Contributed Surplus (Note 8)	3,131,142	2,942,699
Equity Component of Convertible Debentures (Note 6)	6,521,014	6,861,510
Retained Earnings	29,874,561	2,649,959
	81,467,493	42,178,786
	$195,786,755	$135,433,507

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
For the Six Months Ended June 30, 2006 and 2005
(Unaudited – Prepared by Management)

	Second Quarter Three Months Ended June 30		Year to Date Six Months Ended June 30	
	2006	2005	2006	2005
REVENUES				
Mineral sales	$81,064,745	$ -	$108,254,075	$ -
Interest income	230,699	23,110	333,519	46,385
Other	22,322	111,103	45,250	133,603
	81,317,766	134,213	108,632,844	179,988
EXPENSES				
Mineral production and transportation costs	30,306,968	-	45,661,326	-
Mineral property holding costs	212,070	228,124	401,117	842,387
Accretion of future site restoration costs	64,915	56,839	130,445	108,591
Depletion, depreciation and amortization	4,507,771	94,320	6,565,176	122,547
General and administration	472,533	440,243	965,795	862,066
Share based compensation	508,734	17,394	1,008,981	34,597
Interest on long term debt	471,138	403,308	964,064	515,645
Other interest	1,275,931	130,105	1,986,048	164,098
Interest accretion on long term debt	323,607	283,757	650,247	381,745
Amortization of deferred financing charges	489,727	151,603	975,744	159,897
Foreign exchange (gain) loss on long term debt	(53,061)	31,485	(52,189)	45,678
Other foreign exchange (gain) loss	820,119	(165,481)	911,336	(170,467)
	39,410,452	1,671,697	60,168,090	3,066,784
INCOME (LOSS) BEFORE THE UNDERNOTED	41,907,314	(1,537,484)	48,464,754	(2,886,796)
Equity income in Huckleberry Mines Ltd. (Note 3)	16,934,081	3,262,590	20,919,522	6,724,273
Losses on derivative instruments (Note 10)	(22,855,506)	-	(33,814,870)	-
Other	2,820	637,214	2,820	242,119
INCOME BEFORE TAXES	35,988,709	2,362,320	35,572,226	4,079,596
Income and mining taxes (recovery) (Note 9)	9,424,054	(15,015)	8,347,624	(2,214,045)
NET INCOME	26,564,655	2,347,305	27,224,602	6,293,641
Retained Earnings (Deficit), Beginning of Period	3,309,906	(14,972,456)	2,649,959	(18,918,792)
Retained Earnings (Deficit), End of Period	$29,874,561	$(12,625,151)	$29,874,561	$(12,625,151)
Income Per Share				
Basic	$0.89	$0.08	$0.93	$0.22
Diluted	$0.87	$0.08	$0.89	$0.22

Supplemental Disclosure of Outstanding Shares

	August 8, 2006	June 30, 2006
Common shares outstanding	30,007,142	29,995,582
Diluted common shares outstanding	35,685,322	35,685,322

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2006 and 2005
(Unaudited – Prepared by Management)

	Second Quarter Three Months Ended June 30		Year to Date Six Months Ended June 30	
	2006	2005	2006	2005
OPERATING ACTIVITIES				
Net income	$26,564,655	$2,347,305	$27,224,602	$6,293,641
Items not affecting cash flows				
Depletion, depreciation and amortization	4,507,771	94,320	6,565,176	122,547
Share based compensation	508,734	17,394	1,008,981	34,597
Accretion of debt and future site restoration costs	388,522	340,596	780,692	490,336
Amortization of deferred financing costs	489,727	151,603	975,744	159,897
Equity income in Huckleberry Mines Ltd.	(16,934,081)	(3,262,590)	(20,919,522)	(6,724,273)
Foreign exchange gain on short and long term debt	(781,374)	(137,212)	(773,973)	(123,019)
Future income taxes	8,394,054	-	7,067,624	(2,244,060)
Unrealized losses on derivative instruments	(9,912,044)	-	(6,727,233)	-
Other	9,335	(643,173)	8,959	(246,468)
	13,235,299	(1,091,757)	15,211,050	(2,236,802)
Net change in non-cash operating balances (Note 11)	(18,506,323)	(10,012,822)	(19,585,782)	(8,093,728)
Cash used in operating activities	(5,271,024)	(11,104,579)	(4,374,732)	(10,330,530)
FINANCING ACTIVITIES				
Proceeds of short term debt	58,699,089	23,064,784	85,760,370	23,064,784
Repayment of short term debt	(58,394,139)	-	(80,606,780)	-
Proceeds of long term debt	-	9,705,000	-	9,705,000
Repayment of long term debt	(1,259,218)	(298,882)	(2,594,699)	(524,897)
Proceeds of convertible debentures	-	(2,265)	-	19,081,582
Issue of share capital, net of share issue costs	390,459	128,150	10,377,148	444,000
Cash provided by (used in) financing activities	(563,809)	32,596,787	12,936,039	51,770,469
INVESTMENT ACTIVITIES				
Acquisition and development of mineral properties	(4,294,563)	(25,148,296)	(6,664,427)	(42,325,541)
Increase in future site reclamation deposits	(119,067)	-	(169,067)	-
Other	(16,498)	(12,923)	(18,182)	(118,741)
Cash used in investment activities	(4,430,128)	(25,161,219)	(6,851,676)	(42,444,282)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,264,961)	(3,669,011)	1,709,631	(1,004,343)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	12,314,042	7,380,757	339,450	4,716,089
CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,049,081	$3,711,746	$2,049,081	$3,711,746
SUPPLEMENTAL INFORMATION				
Interest expense paid	$1,866,092	$556,008	$2,812,646	$626,722
Income taxes paid	$181,707	$ -	$181,707	$ -

See accompanying notes to these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2006 and 2005
(Unaudited – Prepared by Management)

1. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2005. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements of the Company and the notes below.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in *these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.*

The Company's external auditors have not reviewed these financial statements.

2. INVENTORY

	June 30 2006	December 31 2005
Concentrate	$3,858,627	$2,955,299
Supplies	3,494,402	2,202,804
	$7,353,029	$5,158,103

3. INVESTMENT IN HUCKLEBERRY MINES LTD.

The Company has a 50% interest in Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper and molybdenum mining operations in British Columbia and which is recorded on the equity basis.

The Company's investment in (share of deficit of) Huckleberry is comprised of the following:

	Six Months Ended June 30 2006	Year Ended December 31 2005
Balance, beginning of period	$11,746,326	$(18,180,924)
Equity income for the period	20,919,522	29,927,250
Balance, end of period	$32,665,848	$11,746,326

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2006 and 2005
(Unaudited – Prepared by Management)

Summarized financial information for Huckleberry is as follows:

Balance Sheet	June 30 2006	December 31 2005
Current Assets		
Cash and cash equivalents	$34,760,312	$48,119,977
Short term investments	29,682,500	18,188,600
Other current assets	35,386,562	28,535,225
	99,829,374	94,843,802
Mineral property	48,785,139	60,867,639
Future site restoration deposits and future income taxes	15,564,687	13,160,318
	$164,189,200	$168,871,759
Current Liabilities		
Accounts payable and other current liabilities	$7,907,857	$9,292,279
Current portion of long term debt, accrued interest and capital lease obligations	10,000,000	43,000,000
	17,907,857	52,292,279
Long term debt, accrued interest and capital lease obligations	66,275,257	78,883,674
Future site restoration costs and other long term liabilities	15,957,528	15,436,292
	100,140,642	146,662,245
Share Capital	57,595,611	57,595,611
Retained Earnings (Deficit)	6,452,947	(35,386,097)
	64,048,558	22,209,514
	$164,189,200	$168,871,759

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2006 and 2005
(Unaudited – Prepared by Management)

	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006
Statement of Income		
Revenues	$53,410,636	$95,180,074
Expenses	19,542,474	53,341,030
Net Income	$33,868,162	$41,839,044
Statement of Cash Flows		
Operating activities	$27,371,288	$45,833,056
Financing activities	(43,544,144)	(43,544,144)
Investment activities	18,780,833	(15,648,577)
Increase (decrease) in cash and cash equivalents	$2,607,977	$(13,359,665)

	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
Statement of Income		
Revenues	$31,552,126	$66,357,582
Expenses	25,026,947	52,909,038
Net Income	$6,525,179	$13,448,544
Statement of Cash Flows		
Operating activities	$9,253,826	$26,248,869
Financing activities	(3,207,282)	(3,268,411)
Investment activities	(4,289,066)	(8,355,354)
Increase in cash and cash equivalents	$1,757,478	$14,625,104

(1) Certain of the financial information of Huckleberry disclosed above has been reclassified to be consistent with the classifications used by the Company. In addition, the Company's equity share of earnings of Huckleberry includes certain adjustments to ensure consistency of accounting policies with those of the Company. These adjustments are not reflected in the above figures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2006 and 2005
(Unaudited – Prepared by Management)

4. SHORT TERM DEBT

	June 30 2006	December 31 2005
Line of Credit Facility	$14,500,000	$14,500,000
Concentrate Advances [US$15,079,183 (2005-US$8,166,838)]	16,813,289	9,510,283
Credit Facilities from a Related Party	-	3,000,000
Credit Facilities from a Related Party [US$3,100,000 (2005-US$2,600,000)]	3,456,500	3,027,700
Mortgages payable	-	300,000
	$34,769,789	$30,337,983

5. LONG TERM DEBT

	June 30 2006	December 31 2005
Mount Polley Mine Construction Loan	$4,759,130	$5,535,581
Mount Polley Finance Contracts [US$872,528 (2005-US$1,240,606)]	972,869	1,444,685
Mount Polley Finance Contracts	106,228	138,463
Mount Polley Bank Term Loan	10,353,150	11,679,381
	16,191,377	18,798,110
Less portion due within one year	(5,899,183)	(5,581,964)
	$10,292,194	$13,216,146

6. CONVERTIBLE DEBENTURES

	Six Months Ended June 30 2006	Year Ended December 31 2005
Balance, beginning of period	$13,719,982	$ -
Debentures Issued	-	12,790,213
Accretion	610,092	963,779
Conversion to shares	(700,455)	(34,010)
Balance, end of period	$13,629,619	$13,719,982

Each $8.65 of face value of convertible debenture is convertible into one common share of the Company at any time prior to March 10, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2006 and 2005
(Unaudited – Prepared by Management)

7. FUTURE SITE RECLAMATION COSTS

	Six Months Ended June 30 2006	Year Ended December 31 2005
Balance, beginning of period	$3,649,434	$3,118,573
Accretion	130,445	216,983
Costs incurred during the period	-	(224,858)
Additions to future costs	-	57,438
Change in estimates of future costs	-	511,548
Effect of translation of foreign currencies	(42,950)	(30,250)
Balance, end of period	$3,736,929	$3,649,434

8. SHARE CAPITAL

Issued and Fully Paid	Six Months Ended June 30, 2006		Year Ended December 31, 2005	
	Number of Shares	Amount	Number of Shares	Amount
Common shares				
Balance, beginning of period	28,146,219	$29,724,618	27,950,939	$31,424,753
Issued for cash, net of issue costs of $160,312 (2005-nil)	1,000,000	6,338,546	-	-
Issued for cash on exercise of options	134,167	434,102	114,700	57,350
Issued for cash on exercise of share purchase warrants	600,750	3,604,500	74,800	411,400
Issued on conversion of convertible debentures	114,446	1,018,472	5,780	49,941
Transfer of contributed surplus on exercise of options and warrants	-	820,538	-	25,234
Future income tax effect of flow through share expenditures (Note 9)	-	-	-	(2,244,060)
Balance, end of period	29,995,582	$41,940,776	28,146,219	$29,724,618

Contributed Surplus	Six Months Ended June 30 2006	Year Ended December 31 2005
Balance, beginning of period	$2,942,699	$250,869
Share based compensation	1,008,981	770,162
Transfer to share capital upon exercise of options and warrants	(820,538)	(25,234)
Warrants issued for Line of Credit facility	-	1,946,902
Balance, end of period	$3,131,142	$2,942,699

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2006 and 2005
(Unaudited – Prepared by Management)

Share Option Plans

Under the Share Option Plans the Company may grant options to its directors, officers and employees not to exceed 10% of the issued common shares of the Company. At June 30, 2006, 219,558 common shares remain available for grant under the plans. Under the plans, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

On January 6, 2006 and May 25, 2006 the Company granted an officer and employees options to purchase 200,000 and 60,000 common shares respectively of the Company. The fair value of the share options at the date of issuance was estimated at the date of grant using the Black-Scholes option pricing model, based on the following terms and assumptions:

	January 6, 2006	May 25, 2006
Exercise price	$5.30	$9.10
Estimated fair value per share	$2.55	$4.66
Dividend yield	0%	0%
Risk free interest rate	3.92%	4.22%
Expected life	3.55 years	3.55 years
Expected volatility	66%	68%

The determination of expected volatility contained in the option pricing model is based on subjective assumptions which can materially affect the fair value estimate of the option at the date of grant.

A summary of the status of the Company's share option plans as of June 30, 2006 and changes during the six months then ended is presented below:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2005	2,072,000	$4.46
Granted	260,000	$6.18
Exercised	(134,167)	$(3.24)
Lapsed	(15,000)	$(6.60)
Outstanding at June 30, 2006	2,182,833	$4.73
Options exercisable at June 30, 2006	1,046,166	$2.80

Share Purchase Warrants	Six Months Ended June 30 2006	Year Ended December 31 2005
	Number of Warrants	*Number of Warrants*
Balance, beginning of period	1,935,750	958,625
Issued pursuant to Line of Credit facility	-	1,935,750
Exercised	(600,750)	(74,800)
Expired	-	(883,825)
Balance, end of period	1,335,000	1,935,750

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2006 and 2005
(Unaudited – Prepared by Management)

9. INCOME AND MINING TAXES (RECOVERY)

	June 30 2006	June 30 2005
BC mineral taxes	$1,280,000	$ -
Large corporation taxes	-	30,000
Future income taxes	7,067,624	(2,244,060)
	$8,347,624	$(2,214,060)

The future income tax recovery of $2,244,060 in the six months ended June 30, 2005 relates to the change in the valuation allowance for future income tax assets to offset future income tax liabilities resulting from the renounciation of Canadian Exploration Expenditures for flow through share issuances.

10. DERIVATIVE INSTRUMENTS AND MARGIN CALL DEPOSITS

	June 30 2006	December 31 2005
Assets		
Security deposits with dealers [US$17,257,219 (2005-US$7,061,358)]	$19,241,798	$8,222,951
Put options purchased [US$495,624 (2005-US$23,244)]	552,620	27,067
	$19,794,418	$8,250,018
Liabilities		
Call options sold [US$18,681,690 (2005-US$7,866,917)]	$20,830,084	$9,161,025
Forward sale obligations [US$574,394 (2005-US$nil)]	640,449	-
	$21,470,533	$9,161,025

Security deposits required to be paid by the Company to dealers are calculated based on the fair value of the derivative instrument on each trading date, net of the credit facility provided by the dealers.

At June 30, 2006 the Company had entered into various contracts to protect the Company's cash flow against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company accounts for these contracts as investments and records changes in the unrealized gains or losses on these contracts in the statement of income each period and records the fair value of these derivative instruments as a current asset or current liability at each balance sheet date. The fair value of these financial instruments has been recorded as either an asset or a liability as of June 30, 2006 depending on the attributes of the contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2006 and 2005
(Unaudited – Prepared by Management)

From time to time the Company purchases put options, sells call options, and entered into forward sales contracts to manage its exposure to changes in copper prices. Contracts outstanding at June 30, 2006 are as follows:

	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			*Equivalent notional lbs of copper*	
July 2006	$1.80	$2.60	827,000	827,000
August 2006	$1.35	$1.65	-	2,094,000
August 2006	$1.80	$2.60	2,480,000	2,480,000
September 2006	$1.80	$2.60	827,000	827,000
October 2006	$1.80	$2.60	1,378,000	1,378,000
October 2006	$2.90	$3.30	3,031,000	3,031,000
November 2006	$1.80	$2.60	1,378,000	1,378,000
December 2006	$1.80	$2.60	1,378,000	1,378,000
			11,299,000	13,393,000

The contracts effectively ensure that the Company's cash flows under these contracts are expected to offset the Company's expected cash flows from copper revenues such that the Company will effectively receive the minimum price for copper noted above up to the maximum price for copper noted above for these notional amounts.

	Price US$/lb	Forward Sales
Contract Period		*Equivalent notional lbs of copper*
July 2006	$2.21	496,000

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the net notional pounds of copper specified in the contract.

11. NET CHANGE IN NON CASH OPERATING WORKING CAPITAL BALANCES AND SUPPLEMENTARY CASH FLOW INFORMATION

	Six Months Ended June 30 2006	Six Months Ended June 30 2005
The net change in non cash operating working capital balances consists of the following:		
Accounts receivable	$(24,998,211)	$155,038
Inventory	(1,980,976)	(10,858,343)
Derivative instrument assets and margin call deposits	(11,544,400)	-
Accounts payable and accrued liabilities	(98,937)	2,609,577
Derivative instrument liabilities	19,036,742	-
	$(19,585,782)	$(8,093,728)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2006 and 2005
(Unaudited – Prepared by Management)

12. COMPARATIVE FIGURES

Certain of the prior year figures have been reclassified to conform with the current quarter's presentation.

13. SUBSEQUENT EVENTS

Subsequent to June 30, 2006:

(a) the Company purchased put options and sold call options to manage its exposure to changes in copper prices. The net notional pounds of copper and the exercise price under these contracts is as follows:

Contract Period	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
			Equivalent notional lbs of copper	
December 2006	$3.00	$3.50	3,748,000	3,748,000
January 2007	$3.00	$3.40	1,764,000	1,764,000
February 2007	$3.00	$3.40	1,764,000	1,764,000
March 2007	$3.00	$3.40	1,764,000	1,764,000
April 2007	$3.00	$3.58	827,000	827,000
May 2007	$3.00	$3.58	827,000	827,000
June 2007	$3.00	$3.58	827,000	827,000
July 2007	$3.00	$3.58	827,000	827,000
			12,348,000	12,348,000

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the net notional pounds of copper specified in the contract.

(b) the Company exercised the purchase option on certain rented mobile mining equipment. The $3.0 million purchase price was financed via a one year interest free loan payable in equal monthly instalments.

(c) Convertible debentures with a face value of $100,000 were converted into 11,560 common shares of the Company.

(d) the Company repaid the $14.5 million Line of Credit Facility and the US$3.1 million Credit Facilities from a Related Party (Note 4).

CORPORATE INFORMATION

Imperial Metals Corporation
TSX:III

580 Hornby Street, Suite 200
Telephone 604.669.8959
Investor Relations: 604.488.2657

info@imperialmetals.com
www.imperialmetals.com

Auditors
Deloitte & Touche LLP
Vancouver, BC

Bankers
Bank of Nova Scotia
Calgary, AB

Royal Bank of Canada
Vancouver, BC

Legal Counsel
Fasken Martineau DuMoulin LLP
Vancouver, BC

Transfer Agent
Computershare Investor Services Inc.
100 University Ave.
9th Floor, North Tower
Toronto, ON M5J 2Y1

DIRECTORS

Pierre Lebel, Chairman 1/2/3
Brian Kynoch 3
Larry Moeller 1/2/3
Ed Yurkowski 1/2

1 Audit Committee
2 Compensation Committee
3 Corporate Governance & Nominating Committee

MANAGEMENT

Brian Kynoch
President

Andre Deepwell
Chief Financial Officer
& Corporate Secretary

Don Parsons
Vice President Operations

Patrick McAndless
Vice President Exploration

Kelly Findlay
Treasurer